

December 19, 2012

Via E-Mail
Mr. Todd E. Macomber
Chief Financial Officer
Radiant Logistics, Inc.
405 114th Avenue S.E., Third Floor
Bellevue, WA 98004

> Re: **Radiant Logistics, Inc.**
> **Form 10-K for the year ended June 30, 2012**
> **Filed September 26, 2012**
> **File No. 001-35392**

Dear Mr. Macomber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

1. Please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in results of operations during the periods presented in the Company's financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component that caused a certain income statement line item to materially vary (or not vary when expected to), such as the impact of significant acquisitions for example. In this regard, we note that even though assets have increased significantly since June 30, 2010, operating income and net income have decreased; therefore, a more thorough analysis should be presented to enable investors to understand the reasons for the declines in operating income and net income. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple

components cited to the total change of the item discussed. Please provide us with an example of your revised disclosure based on the most recent financial information presented.

2. We note your presentation of Adjusted EBITDA and the related reconciliation to the most comparable GAAP measure on page 26 which has been presented prior to your presentation of your GAAP results of operations. Please revise future filings so that you present and discuss your results of operations in accordance with GAAP prior to the presentation of any non-GAAP financial measures. Refer to the guidance outlined in Rule 10(e) of Regulation S-K which requires that GAAP measures be presented with equal or greater prominence than any non-GAAP measures.

Supplemental Pro Forma Information, page 28

3. Please expand your disclosure to include (i) the nature and reason for this pro forma information and how the presentation was derived; (ii) why management believes the presentation to be useful; and (iii) any potential risks associated with using this information.   In addition, please also include disclosure of the nature to the adjustments that were made in deriving this pro forma information.   Please revise accordingly.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 34

4. In future filings, please revise to include the quantitative disclosures required about market risk in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K, as appropriate.

Signatures, page 41

5. Please confirm that in future filings the second half of the signature block will be signed by a person with the indicated capacity of either principal accounting officer or controller.

Note 2(j) – Business Combinations, page F-11

6. Reference is made to the last sentence in this note whereby we note you recorded a reduction to contingent consideration of $900,000 in the year ended June 30, 2012. As this adjustment was significant to income from operations and net income, please expand your disclosure to state (i) the acquisition that was impacted by this adjustment; and (ii) the nature of such adjustment including why you originally recorded this contingent consideration and the reasons the amount is reversed into income during the 2012 fiscal year.

Notes 6 and 7 – Acquisitions of Isla and ALBS, pages F-14 – F-16

7. From both of these acquisition footnotes as well as the information in Note 15 (Contingent Consideration and Earn-out Payments), these acquisitions had contingent consideration that would be paid to the former shareholders if certain amount of performance measures were met. We also note in the Form 8-K (Item 8.01 – Other Events) dated November 15, 2011 on the Isla acquisition that an employment agreement was executed with the founder and former employee of the seller, Mr. Johnathan Fuller. Please completely and clearly tell us your consideration of the guidance in ASC Topic 805-10-55-24 and 25 on why management believed that the contingent payments are contingent consideration in these business combinations and not the result of a separate transaction. Your response should include the nature of any other arrangements included within these acquisitions. We may have further comment upon receipt of your response.

Note 18-Operating and Geographic Segment Information, page F-26

8. We note that the company continues to operate in a single operating segment. Given the significance of the recent acquisitions and the fact that operating income and net income declined, please tell us what consideration, if any, was given to whether the recent acquisitions might have different economic characteristics than the business prior to the acquisition. As part of your response, please explain in detail how your chief operating decision maker reviews the Company's financial results for purposes of making decisions about allocating resources and for purposes of assessing performance. Also, if you believe that it is appropriate to aggregate your operating segments, please explain in detail how they meet the criteria required for aggregation outlined in ASC 280-10-50-11-paragraph 17 of SFAS No. 131. As part of your response, please explain in detail why you believe the aggregated operations have similar economic characteristics and provide us with revenue and operating income information for each segment in support of your response. We may have further comment upon receipt of your response.

Note 19-Quarterly Financial Data Schedule, page F-26

9. Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items (litigation settlement, change in contingent consideration, etc.) that are recognized in any of the quarters presented. See guidance in Item 302(A)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Joe Foti at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at (202) 551-3589 or Lauren Nguyen at (202) 551-3642 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief